PROSPECTUS
FILED PURSUANT TO 424(b)(3)
REGISTRATION NO. 333-130995

23,274,601 Shares

KITTY HAWK, INC.

Common Stock

This prospectus relates to offers and sales from time to time by the selling stockholders identified in this prospectus of up to 23,274,601 shares of our common stock, par value $0.000001 per share, consisting of: 4,254,600 outstanding shares of our common stock; 15,410,245 shares of our common stock issuable upon conversion of shares of our outstanding Series B Convertible Preferred Stock, par value $0.01 per share, or Series B Convertible Redeemable Preferred Stock; and 3,609,756 shares of our common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus. This prospectus does not cover the issuance of any shares of common stock by us to the selling stockholders. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholders, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

The selling stockholders may sell the shares of common stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling stockholders may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholders, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling stockholders can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.

We will not receive any proceeds from sales of shares of our common stock by the selling stockholders, other than payment of the exercise price of the warrants upon their exercise.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 2.

Our common stock currently trades on the American Stock Exchange under the trading symbol “KHK.” The last reported sales price of our common stock on the American Stock Exchange on April 5, 2006 was $1.01 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 6, 2006.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders referred to in this prospectus may offer and sell from time to time up to 4,254,600 outstanding shares of our common stock, 15,410,245 shares of our common stock issuable on conversion of Series B Convertible Redeemable Preferred Stock, and 3,609,756 shares of our common stock issuable on the exercise of warrants outstanding at an exercise price of $0.82 per share.

This prospectus does not cover the issuance of any shares of common stock by us to the selling stockholders, and we will not receive any of the proceeds from any sale of shares by the selling stockholders. We will receive the payment of the exercise price of the warrants upon their exercise. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholders, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling stockholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

In this prospectus, the words “Kitty Hawk,” “Company,” “we,” “our,” “ours” and “us” refer to Kitty Hawk, Inc., and its subsidiaries, unless otherwise stated or the context requires.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports are available free of charge through a link to the SEC website in the Investor Relations section of our Internet website, www.kittyhawkcompanies.com.

INCORPORATION BY REFERENCE

We may “incorporate by reference” in this prospectus the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated by reference in this prospectus. Any statement so updated or superseded shall not be deemed, except as so updated or superseded, to constitute part of this prospectus.

We incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the effectiveness of the registration statement of which this prospectus is a part. In addition, except to the extent such information has been updated or superseded by the information in this prospectus, we incorporate by reference into this prospectus our Annual Report on Form 10-K for the year ended December 31, 2005.

In addition, we incorporate by reference the description of our common stock, which is contained in our registration statement on Form 8-A, filed with the SEC on August 23, 2004, as updated or amended in any amendment or report filed for such purpose.

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website or at the SEC’s address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in this prospectus. You can request a copy of the documents incorporated by reference in this prospectus, and any documents and agreements referred to in this prospectus by requesting them in writing or by telephone from us at the following address:

Kitty Hawk, Inc.
1515 West 20th Street
P.O. Box 612787
DFW International Airport, Texas 75261
Attention: Shareholder Services
Telephone: (972) 456-2200

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” concerning our business, operations and financial performance and condition. When we use the words “estimates,” “expects,” “forecasts,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions in this prospectus, we intend to identify forward-looking statements.

We have based our forward-looking statements on our current assumptions, expectations and projections about future events. We have expressed our assumptions, expectations and projections in good faith, and we believe there is a reasonable basis for them. However, we cannot assure you that our assumptions, expectations or projections will prove to be accurate.

A number of risks and uncertainties could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These risks, uncertainties and other important factors include, without limitation, the following, some of which are described more fully under the heading “Risk Factors”:

•	loss of key suppliers, significant customers or key management personnel;

•	increased competition, including the possible impact of any mergers, alliances or combinations of competitors;

•	increases in the cost and/or decreases in the availability of aircraft fuel and diesel fuel and our ability to recapture increases in the cost of aircraft fuel and diesel fuel through the use of fuel surcharges and/or price increases;

•	with respect to our scheduled freight network, the continuing high cost of aircraft and diesel fuel leading to a higher total price for our services which impacts the freight purchasing decision for our customers and/or shippers resulting in a shift to less expensive modes of transportation;

•	with respect to our recent expansion of our ground freight transportation network to include scheduled less-than-truckload deferred freight transportation services, potential competitive reactions from other less-than-truckload carriers;

•	limitations upon financial and operating flexibility due to the terms of our credit facility;

•	changes in our capital resources and liquidity;

•	financial costs and operating limitations imposed by both the current and the potential additional future unionization of our workforce;

•	payment defaults by our customers;

•	write-downs of the value of our aircraft parts, airframes or aircraft engines;

•	changes in the cost of Boeing 737-300SF cargo aircraft maintenance outside the scope of our power-by-the-hour maintenance agreement and/or changes in the cost of Boeing 727-200 cargo aircraft maintenance;

•	changes in general economic conditions;

•	changes in the cost and availability of ground handling and storage services;

•	changes in the cost and availability of aircraft or replacement parts;

•	changes in our business strategy or development plans;

•	changes in government regulation and policies, including regulations affecting maintenance requirements for, and availability of, aircraft and airworthiness directives;

•	foreign political instability and acts of war or terrorism;

•	adverse litigation judgments or awards;

•	the ability to successfully integrate and operate our less-than-truckload ground network;

•	the ability to attract sufficient customers and freight volumes for our less-than-truckload ground network;

•	findings of environmental contamination;

•	limitations in our ability to find, acquire and integrate replacement aircraft for our Boeing 727-200 cargo aircraft under terms and conditions that are satisfactory to us; and

•	limitations in our ability to offset income with our future deductible tax attributes.

Other factors may cause our actual results to differ materially from the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and, except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

KITTY HAWK, INC.

General

Kitty Hawk is a holding company and currently operates through its two wholly-owned subsidiaries, Kitty Hawk Cargo and Kitty Hawk Aircargo. During 2005, we generated approximately 97.0% of our revenue from Kitty Hawk Cargo’s scheduled freight network and approximately 3.0% of our revenue from Kitty Hawk Aircargo’s cargo airline.

Scheduled Freight Network

Kitty Hawk Cargo operates a scheduled freight network providing expedited and deferred freight services. Our expedited freight services are provided through a major independent airport-to-airport scheduled air and ground freight network serving selected cities in the continental U.S. and Canada and San Juan, Puerto Rico. In addition, we have business alliances that allow us to provide expedited freight services to Alaska, Hawaii and Mexico. Beginning October 31, 2005, we expanded our ground freight transportation network to include scheduled airport-to-airport, less-than-truckload deferred freight service to 28 cities. Our airport-to-airport less-than-truckload, or LTL, ground network is operated by Kitty Hawk Cargo through the use of contracts with dedicated truck load trucking carriers who provide the trucks, trailers, drivers, insurance, diesel fuel and permits. As of March 9, 2006, we further expanded our LTL ground network to serve 46 cities in the continental U.S.

Expedited and deferred freight includes freight of varying sizes and weights. Expedited freight typically includes freight transit times from a few hours to overnight to second morning. Deferred freight includes freight transit times of up to five days. Transit times may vary, subject to customer preference and acceptance by the transportation provider. Our scheduled air network generally competes in the heavy weight and oversized, next-morning and two-day expedited freight segment of the U.S. freight transportation industry. Our scheduled LTL ground network generally competes in the heavy weight and oversized deferred freight segment of the U.S. freight transportation industry.

As an independent freight network, we typically do not transport freight from shippers to our cargo facilities or from our cargo facilities to the final recipients. As a result, we primarily provide freight services to freight forwarders, logistics companies and airlines. Our customers either transport the freight to and from our cargo facilities in the origin and destination cities we serve or arrange for others to provide these services. On a limited basis, for an additional fee, we offer an airport-to-door delivery option to our customers and occasionally arrange for the initial pick up of freight from shippers by contracting with local cartage agents in major metropolitan areas of the continental U.S.

Cargo Airline

Kitty Hawk Aircargo, our cargo airline, provides air freight transportation services primarily for Kitty Hawk Cargo’s scheduled freight network. When Kitty Hawk Aircargo’s aircraft are not being used in our scheduled freight network, Kitty Hawk Aircargo markets and provides ACMI and ad-hoc charter transportation services to a variety of customers. By providing such operations, Kitty Hawk Aircargo improves the utilization of its aircraft and generates additional revenue when its aircraft would otherwise be idle.

As of March 9, 2006, Kitty Hawk Aircargo operated seven Boeing 737-300SF cargo aircraft under operating leases, five owned Boeing 727-200 cargo aircraft and five Boeing 727-200 cargo aircraft available under an aircraft and engine use agreement.

USE OF PROCEEDS

We will not receive any proceeds from sales of shares of our common stock by the selling stockholders. We will receive approximately $3.0 million from the exercise price of the warrants held by the selling stockholders if the warrants are exercised in full. To the extent we receive any proceeds from the exercise of the warrants, we expect to use the proceeds for general corporate purposes.

RISK FACTORS

In addition to the other information in this prospectus, you should carefully consider the following factors before making an investment decision. Investing in the common stock of our company involves a high degree of risk. The occurrence of any one or more of the following could materially adversely affect your investment in the common stock or our business and operating results.

Risks Relating to Our Business

We derive a significant portion of our revenues from a limited number of customers, and the loss of their business or payment defaults by one or more of them could have a material adverse effect on our results of operations.

While we have over 550 active freight forwarder and logistics company customers, during the twelve months ended December 31, 2005, our top 25 customers accounted for more than 65.0% of our scheduled freight revenue and our top five customers accounted for more than 30.0% of our scheduled freight revenue. During the twelve months ended December 31, 2005, our top three customers, Pilot Air Freight, Inc., Eagle Global Logistics, Inc. and AIT Freight Systems, Inc., accounted for 11.2%, 8.5% and 5.5% of our total scheduled freight revenue, respectively.

We do not have any material minimum shipping contracts with our customers, including our most significant customers. The loss of one or more of these customers, or a significant reduction in any of these customer’s use of our services, could have a material adverse effect on our results of operations.

In addition, as of December 31, 2005, we had a significant concentration of credit risk because approximately 55.0% of our outstanding accounts receivable were from ten customers and 13.0% of our outstanding accounts receivable were attributable to one customer, Pilot Air Freight, Inc. A payment default by one of these customers could have a material adverse effect on our results of operations.

Our inability to schedule the Boeing 737-300SF cargo aircraft in our operations to achieve sufficient utilization could have a material adverse effect on our results of operations.

During the course of 2005, we took delivery of seven leased Boeing 737-300SF cargo aircraft. We have deployed our Boeing 737-300SF cargo aircraft in situations in which we can take advantage of their lower operating costs and improved performance characteristics and in situations for which their capacity is better suited than our Boeing 727-200 cargo aircraft. In addition, we have developed fleet operating and utilization schedules that largely offset the higher lease and insurance costs of the Boeing 737-300SF cargo aircraft by achieving a higher average utilization per aircraft as compared to the Boeing 727-200 cargo aircraft.

If we are unable to achieve sufficient utilization of our Boeing 737-300SF cargo aircraft, we may not be able to offset its higher lease and insurance costs with its lower operating costs. Further, because the operating leases for the Boeing 737-300SF cargo aircraft contain restrictions on our ability to sublease the aircraft and prohibit us from terminating the leases prior to the expiration of the initial ten-year term, we may not be able to sublease these aircraft or terminate the leases if we are unable to generate sufficient utilization. Our inability to achieve sufficient utilization of the Boeing 737-300SF cargo aircraft in our operations could have a material adverse effect on our results of operations.

Our inability to execute upon our plans to expand our LTL ground freight network, or to manage or generate sufficient revenues from that new line of business, could have a material adverse effect on our results of operations.

Beginning October 31, 2005, we expanded our ground freight transportation network to include scheduled airport-to-airport, LTL deferred freight service. As of March 9, 2006, we provided deferred freight services to 46 cities. Our LTL ground freight network is a scheduled airport-to-airport deferred trucking network currently operated by Kitty Hawk Cargo through the use of contracted dedicated trucks and trailers from truck load trucking carriers who provide the trucks, trailers, drivers, insurance, diesel fuel and permits. Our growth plans for the LTL ground freight network will place significant demands on our management and operating personnel. If we are unable to manage the implementation and growth of our LTL ground freight network effectively, our business, results of operations and financial condition may be materially adversely affected. Accordingly, our business and future operating results will depend on the ability of our management and operating personnel to implement and expand our LTL ground freight network.

The as-needed nature of our scheduled freight business and the types of industries we serve subjects our business to significant market fluctuations that are beyond our control and a downward market fluctuation could have a material adverse effect on our results of operations.

Our scheduled freight network relies on customers who need expedited or time-definite delivery on an as-needed basis for air freight and deferred delivery on an as-needed basis for ground freight. As the freight is shipped on an as-needed basis, we do not have contracts with our customers. Without customer contracts, the overall demand for our freight services is primarily influenced by the health of the U.S. economy, which is cyclical in nature, the seasonality and economic health of the industries generating the freight we transport in our network and the availability, reliability and cost of alternative freight services including services from competitors who are larger than us, serve more cities than we do and have more financial resources than we do. The amount of freight shipped in our scheduled freight network during any particular time period can fluctuate significantly due to the foregoing factors. A downward fluctuation in demand for our scheduled freight services could have a material adverse effect on our results of operations.

The U.S. freight transportation industry is highly competitive and, if we cannot successfully compete, our results of operations and profitability may be materially adversely affected.

The U.S. freight transportation industry is extremely large and encompasses a broad range of transportation modes and service levels. Freight is shipped on either an expedited or deferred basis. Expedited freight transit times vary from a few hours to overnight to second morning. In contrast, deferred freight includes freight transit times of up to five days. Both expedited and deferred freight includes freight of varying sizes and weights, from small envelopes to heavy weight or oversized freight requiring dedicated aircraft or trucks.

Our scheduled air network generally competes in the inter-city, heavy weight and oversized, next morning and second-day expedited freight segment of the U.S. freight transportation industry. Our scheduled LTL ground network generally competes in the heavy weight and oversized deferred freight segment of the U.S. freight transportation industry. These segments are highly competitive and very fragmented. The ability to compete effectively depends on price, frequency of service, cargo capacity, ability to track freight, extent of geographic coverage and reliability. We generally compete with regional delivery firms, commercial passenger airlines that provide freight service on their scheduled flights, trucking companies for deliveries of less than 1,000 mile distances, regional and national LTL trucking companies and integrated freight transportation companies, such as BAX Global, FedEx and United Parcel Service. Many of our competitors have substantially larger freight networks, serve significantly more cities and have considerably more freight system capacity, capital and financial resources than we do.

Our ability to attract and retain business also is affected by whether, and to what extent, our customers decide to coordinate their own transportation needs. Certain of our current customers maintain transportation departments that could be expanded to manage freight transportation in-house. If we cannot successfully compete against companies providing services similar to, or that are substitutes for, our own or if our customers begin to provide for themselves the services we currently provide to them, our business, financial condition, operating results and profitability may be materially adversely affected.

A significant portion of the freight transported in our network relates to the automotive, electronics, telecom and related infrastructure equipment, apparel and other durable goods and equipment industries. The demand for the products produced by these industries and, in turn, the demand for our scheduled freight services for the transportation of freight from these industries has historically trended in relationship to the strength of the U.S. economy. Furthermore, these industries tend to be seasonal in nature and, as a result, our business is also seasonal with the third and fourth quarters historically being the highest demand and strongest revenue quarters.

The announcements in November 2005 by General Motors Corp. and Ford Motor Co. that each of them expects to close multiple plants may have an impact on the amount of freight transported generally in the automotive industry. A significant decrease in freight transportation in the automotive industry could significantly reduce the demand for our services and have a material adverse effect on our results of operations.

Our inability to attract sufficient business from customers at economical prices for our expanded ground freight network could impair our ability to compete in the LTL ground freight market and could have a material adverse effect on our results of operations and profitability.

The profitability of our LTL ground freight network depends on our ability to carry sufficient freight to cover our contracted trucking costs, working capital needs associated with operating and expanding our ground freight network and certain recurring fixed costs. If we are unable to attract sufficient business from customers willing to pay high enough rates to cover our costs, our results of operations and profitability may be materially adversely affected.

Our failure to comply with the financial ratios and other covenants in our Credit Facility could result in an event of default that could cause acceleration of the repayment of our indebtedness.

The terms of our credit facility with Wells Fargo Business Credit, Inc., or the Credit Facility, require us to achieve and maintain certain specified financial ratios. Our failure to comply with the financial ratios and other covenants and requirements contained in the Credit Facility could cause an event of default. The occurrence of an event of default could prohibit us from accessing additional borrowings and permit Wells Fargo Business Credit to declare the amount outstanding under the Credit Facility to be immediately due and payable. In addition, pursuant to our lockbox arrangement with Wells Fargo Business Credit, upon an event of default, Wells Fargo Business Credit could apply all of the payments on our accounts receivable to repay the amount outstanding under the Credit Facility. In that event, we would not have access to the cash flow generated by our accounts receivable until the amount outstanding under the Credit Facility is first repaid in full. As of December 31, 2005, we had $1.9 million borrowed under the Credit Facility. In the event of an event of default, our assets or cash flow may not be sufficient to repay fully our borrowings under our Credit Facility, and we may be unable to refinance or restructure the payments on the Credit Facility on favorable terms or at all. An event of default under our Credit Facility, particularly if followed by an acceleration of any outstanding amount, could have a material adverse effect on our business.

The terms of our Credit Facility could restrict our operations.

Our Credit Facility contains covenants that restrict our ability to, among other things, make capital expenditures, enter into aircraft operating leases, modify our corporate governance documents, incur certain additional debt, declare or pay certain dividends, enter into transactions with our affiliates, consolidate, merge with or acquire another business, sell certain of our assets or liquidate, dissolve or wind-up our company. These restrictions may limit our ability to engage in activities which could improve our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions, all of which could have a material adverse effect on our business and results of operations.

Writedowns of the value of our aircraft parts and supplies inventory could have a material adverse effect on our results of operations.

When we emerged from bankruptcy in September 2002, we had a substantial amount of Boeing 727-200 aircraft parts and supplies inventory. The amount of aircraft parts and supplies inventory necessary to operate our Boeing 727-200 fleet is dependent upon the number of Boeing 727-200 cargo aircraft that we operate. To the extent we reduce the number of Boeing 727-200 cargo aircraft that we operate in the future either through attrition or replacement with other aircraft types including the Boeing 737-300SF cargo aircraft, we may need fewer Boeing 727-200 aircraft parts and supplies inventory to maintain our Boeing 727-200 fleet. If we conclude we have aircraft parts and supplies inventory in excess of our current or anticipated future needs and if we determine that the fair market value of our Boeing 727-200 aircraft parts and supplies inventory has declined from our current carrying value, we would have to writedown the value of our Boeing 727-200 aircraft parts and supplies inventory. We review this inventory periodically and value it at least annually. In conjunction with a review of our aircraft fleet composition plan and a limited review of our Boeing 727-200 cargo aircraft parts and supplies at the end of 2004, we determined that we had certain aircraft parts and supplies with a book value of approximately $1.3 million that were surplus and that the realizable sales value of these surplus aircraft parts and supplies was approximately $0.7 million. As such, we established a valuation reserve of $0.6 million against these identified surplus aircraft parts and supplies as of December 31, 2004. As our fleet composition changed during 2005, we identified additional surplus inventory parts and supplies and increased the valuation reserve by $1.1 million as of December 31, 2005. Any such further writedowns could have a material adverse effect on our financial results. As of December 31, 2005, we estimated that the recorded cost of a portion of our active inventory and aircraft supplies exceeded fair market value and wrote down these items by $1.3 million to reduce the carrying value to fair market value.

If we lose access to, or sustain damage to, our Fort Wayne, Indiana facilities, our business would be interrupted, which could materially adversely affect our business and results of operations.

Our Fort Wayne, Indiana facilities act as the hub of our expedited scheduled air freight network. As a result, virtually all of the air freight we transport passes through our Fort Wayne facilities on the way to its final destination. If we are unable to access our Fort Wayne facilities because of security concerns, a natural disaster, a condemnation or otherwise or if these facilities are destroyed or materially damaged, our business would be materially adversely affected.

Furthermore, any damage to our Fort Wayne facilities could damage some or all of the freight in the facilities. If freight is damaged, we may be liable to our customers for such damage and we may lose sales and customers as a result. Any material damages we must pay to customers, or material loss of sales or customers, would have a material adverse effect on our business and results of operations.

We have a $10 million business interruption insurance policy to both offset the cost of, and compensate us for, certain events which interrupt our operations. However, the coverage may not be sufficient to compensate us for all potential losses and the conditions to the coverage may preclude us from obtaining reimbursement for some potential losses. While we have attempted to select our level of coverage based upon the most likely potential disasters and events that could interrupt our business, we may not have been able to foresee all the costs and implications of a disaster or other event and, therefore, the coverage may not be sufficient to reimburse us for our losses. Any material losses for which we are unable to obtain reimbursement may have a material adverse effect on our results of operations.

Increases in the cost, or a reduction in the availability, of airframe or aircraft engine maintenance may result in increased costs.

To keep our owned and leased aircraft in airworthy condition, we must hire third parties to perform scheduled heavy airframe and aircraft engine maintenance on them. An increase in the cost of airframe or aircraft engine maintenance would increase our maintenance expenses. In addition, a reduction in the availability of airframe or aircraft engine maintenance services could result in delays in getting airframes or aircraft engines serviced and result in increased maintenance expenses and lost revenue. Any increase in maintenance expenses or loss of revenue due to delays in obtaining maintenance services could have a material adverse effect on our results of operations.

Increases in the cost, or decreases in the supply, of aircraft and diesel fuel could have a material adverse effect on our results of operations.

One of our most significant and variable costs is aircraft fuel. During 2005, our aircraft fuel averaged $1.86 per gallon, an increase of 36.8%, as compared to $1.36 per gallon for 2004. Aircraft fuel costs per gallon include the cost of aircraft fuel and all taxes, fees and surcharges necessary to deliver the aircraft fuel into the aircraft. During 2005, we used between 2.1 million and 2.8 million gallons of aircraft fuel per month, depending on the mix of aircraft flown, the weight, origin and destination of freight shipped and the number of days the network operated during each month. During 2005, each $0.01 change in the price per gallon of aircraft fuel resulted in a change in our annual fuel cost of approximately $290,000.

We purchase aircraft fuel from various suppliers at current market prices. We do not currently have any long-term contracts for aircraft fuel, nor do we currently have any agreements to hedge against increases in the price of aircraft fuel. On a regular basis, we review the price and availability of aircraft fuel. If we have the opportunity and ability to execute individual purchases at favorable prices or terms, enter into long-term supply contracts for aircraft fuel or make arrangements to hedge against changes in aircraft fuel prices, we may enter into such agreements or arrangements.

With respect to our LTL ground freight network, the truck load carriers from whom we contract our trucks pass the increased cost of diesel fuel to us through the use of fuel surcharges.

We periodically increase our prices or implement fuel surcharges to offset all or some of our increased fuel costs, as our scheduled freight network bears the cost of increases in aircraft and diesel fuel prices. If we are unable due to competitive pressures or other reasons to raise our fuel surcharges or prices, we may be forced to absorb increases in aircraft and/or diesel fuel costs, which could have a material adverse effect on our results of operations. In addition, as we attempt to recapture the increase in aircraft and/or diesel fuel costs through increasing our prices to our customers and/or through temporary fuel surcharges, our customers may seek lower cost freight transportation alternatives to our scheduled freight network, which could negatively affect our results of operation. The rising cost of aircraft fuel affects our working capital because we pay for fuel in advance of providing air freight transportation services and typically do not recover these increases through our fuel surcharge until the billing for the air freight transportation service is collected, which is usually between 30 to 45 days after the service is performed.

Additionally, if we were unable to acquire sufficient quantities of aircraft fuel at a price we deem appropriate to fly our aircraft, we would be required to curtail our operations which could have a material adverse effect on our operations.

Increases in the cost, or decreases in the supply, of ground handling and storage services could significantly disrupt our business.

We contract with third parties to provide ground handling and storage services at all of the cities we serve, with the exception of Fort Wayne, Indiana, which is operated by our employees. We also contract with third parties to provide ground transportation to approximately 46 other cities at which we receive and deliver freight at scheduled times. The impact of an increase in the cost or the decrease in the availability of ground handling and storage services could have a material adverse effect on our business.

The unavailability of aircraft due to unscheduled maintenance, accidents and other events may result in the loss of revenue and customers.

Our revenues depend on having aircraft available for revenue service. From time to time, we may experience unscheduled maintenance due to equipment failures and accidental damage that makes our aircraft unavailable for revenue service. These problems can be compounded by the fact that spare or replacement parts and components may not be readily available in the marketplace. Failure to obtain necessary parts or components in a timely manner or at favorable prices could ground some of our fleet and result in significantly lower revenues. In the event one or more of our aircraft are out of service for an extended period of time, whether due to unscheduled maintenance, accidents or otherwise, we may be forced to lease replacement aircraft and may be unable to fully operate our business. Further, suitable replacement aircraft may not be available on acceptable terms or at all. Loss of revenue from any business interruption or costs to replace airlift could make it difficult to continue to operate our business.

The unavailability of trucks and drivers, or increases in the cost of trucking services, may materially adversely affect our results of operations of our LTL ground freight network.

Our LTL ground freight network depends on having trucks available for service. We do not own the trucks used in our LTL ground freight network. We contract for dedicated freight hauling capacity under agreements that are terminable on 30 days notice by either party. Failure to have sufficient dedicated freight hauling capacity, at contractually determined prices, could result in significantly lower revenues and could make it difficult for us to operate our ground freight business.

Financial costs and operating limitations imposed by the unionization of our workforce could create material labor problems for our business.

The pilots of our cargo airline are represented by ALPA, a national union representing airline pilots. We have a Collective Bargaining Agreement with ALPA. The agreement covers all flight crew members of our cargo airline with respect to compensation, benefits, scheduling, grievances, seniority, and furlough and expires December 1, 2013.

Although our Collective Bargaining Agreement with our flight crew members prohibits strikes, labor disputes with them could still result in a material adverse effect on our operations. Further, if additional segments of our workforce become unionized, we may be subject to work interruptions or stoppages, which could have a material adverse effect on our operations.

A failure of our computer systems could significantly disrupt our business.

We utilize a number of computer systems to schedule flights and personnel, track aircraft and freight, bill customers, pay expenses and monitor a variety of our activities, ranging from maintenance and safety compliance to financial performance. The failure of the hardware or software that support these computer systems, or the loss of data contained in any of them, could significantly disrupt our operations.

Aircraft accidents and the resulting repercussions could have a material adverse effect on our business and results of operations.

We are vulnerable to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from revenue service, but also potential claims involving injury to persons or property. We are required by the Department of Transportation, or DOT, to carry liability insurance on each of our aircraft. Although we believe our current insurance coverage is adequate and consistent with current industry practice, including our substantial deductibles, we cannot be assured that our coverage or premiums will not be changed or that we will not suffer substantial losses and lost revenues from accidents. Moreover, any aircraft accident, even if fully insured, could result in Federal Aviation Administration, or FAA, directives or investigations or could cause a perception that some of our aircraft are less safe or reliable than other aircraft, which could result in costly compliance requirements, the grounding of some of our fleet and the loss of customers. Any aircraft accident and the repercussion thereof could have a material adverse effect on our results of operations.

Risks Relating to Government Regulation

If we lose our authority to conduct flight operations, we will be unable to run our air freight business.

We are subject to Title 49 of the United States Code, formerly the Federal Aviation Act of 1958, under which the DOT and the FAA, exercise regulatory authority over air carriers. The DOT and the FAA have the authority to modify, amend, suspend or revoke the authority and licenses issued to us for failure to comply with the provisions of law or applicable regulations. In addition, the DOT and the FAA may impose civil or criminal penalties for violations of applicable rules and regulations. In addition, we are subject to regulation by various other federal, state, local and foreign authorities, including the Department of Homeland Security, through the Transportation Security Administration, the Department of Defense and the Environmental Protection Agency. In order to maintain authority to conduct flight operations, we must comply with statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Without the necessary authority to conduct flight operations, we will be unable to run our air freight business.

Safety, training and maintenance regulations may hinder our ability to conduct operations or may result in fines or increased costs.

Virtually every aspect of our cargo airline is subject to extensive regulation by the FAA, including the areas of safety, training and maintenance. To ensure compliance with FAA rules and regulations, the FAA routinely inspects air carrier operations and aircraft and can impose civil monetary penalties in the event of non-compliance. Periodically, the FAA focuses on particular aspects of air carrier operations occasioned as a result of a major incident. These types of inspections and regulations often impose additional burdens on air carriers and increase their operating costs. We cannot predict when we will be subject to such inspections or regulations, nor the impact of such inspections or regulations. Other regulations promulgated by state and federal Occupational Safety and Health Administrations, dealing with the health and safety of our employees, impact our operations.

In addition, all of our aircraft are subject to FAA directives issued at any time, including directives issued under the FAA’s “Aging Aircraft” program, or directives issued on an ad hoc basis. These directives can cause us to conduct extensive examinations and structural inspections of our aircraft, engines and components and to make modifications to them to address or prevent problems of corrosion, structural fatigue or additional maintenance requirements. In addition, the FAA may mandate installation of additional equipment on our aircraft, the cost of which may be substantial. Apart from these aircraft related regulations, the FAA may adopt regulations involving other aspects of our air carrier operations, such as training, cargo loading, ground facilities and communications. This extensive regulatory framework, coupled with federal, state and local environmental laws, imposes significant compliance burdens and risks that substantially affect our costs.

If we improperly ship hazardous materials or contraband, we could incur substantial fines or damages.

The FAA and DOT exercise regulatory jurisdiction over transporting hazardous materials and contraband. We frequently transport articles that are subject to these regulations. Shippers of hazardous materials share responsibility with the air and ground carrier for compliance with these regulations and are primarily responsible for proper packaging and labeling. Although required to do so, customers may fail to inform us about hazardous or illegal cargo. If we fail to discover any undisclosed weapons, explosives, illegal drugs or other hazardous or illegal cargo or mislabel or otherwise improperly ship hazardous materials, we may suffer possible aircraft or truck damage or liability, as well as fines, penalties or flight bans, which could have a material adverse effect on our results of operations.

Department of Homeland Security and Transportation Security Administration regulations may result in unanticipated costs.

As a result of the passage of the Aviation and Transportation Security Act, the U.S. Congress created the Transportation Security Administration, or TSA. By law, the TSA is directed to adopt regulations for the screening of cargo transported on cargo aircraft. The TSA has implemented various regulations involving the security screening of cargo. At this time, the implementation of these regulations has not materially adversely affected our ability to process cargo or materially increased our operating costs.

However, the TSA could adopt additional security and screening requirements that could have an impact on our ability to efficiently process cargo or otherwise materially increase our operating costs. The Department of Homeland Security has also taken over many departments and functions that regulate various aspects of our business, such as the U.S. Customs Service, and has formed a Border and Transportation Directorate. The ability of the Department of Homeland Security to efficiently structure these combined operations and functions may affect us in ways that cannot be predicted at this time.

The interests of our principal stockholders may be inconsistent with the interests of our other equity holders and may have an adverse effect on our stock price.

As of March 31, 2006, our 5% or greater stockholders and their affiliates beneficially owned more than 70.0% of our common stock. These stockholders and their affiliates have substantial influence and may control the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders and their affiliates may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock.

Stock ownership by non-U.S. citizens could prevent us from operating our business.

We believe that some of our stockholders are non-U.S. citizens. Under current federal law, our cargo airline could cease to be eligible to operate as a cargo airline if more than 25% of our voting stock were owned or controlled by non-U.S. citizens. Moreover, in order to hold an air carrier certificate, our president and two-thirds of our directors and officers must be U.S. citizens. All of our directors and officers are U.S. citizens. Our second amended and restated certificate of incorporation limits the aggregate voting power of non-U.S. persons to 22.5% of the votes voting on or consenting to any matter, and our second amended and restated bylaws do not permit non-U.S. citizens to serve as directors or officers.

Risks Related to Our Common Stock

The market price for our common stock may be volatile.

The market price of our common stock could fluctuate substantially in the future in response to a number of factors, including, among others:

•	our performance and prospects;

•	the performance and prospects of our major customers;

•	the limited depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	general financial and other market conditions;

•	the cost and supply of fuel; and

•	domestic and international economic conditions.

In recent years, the public stock markets have experienced price and trading volume volatility. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons that may or may not be related to their operating performance. If the public stock markets continue to experience price and trading volume volatility in the future, the market price of our common stock could be adversely affected.

In addition, although our common stock is traded on the American Stock Exchange, our common stock has traded, and may continue to trade, in low volumes. As a result, sales of small amounts of our common stock in the public market could cause the price of our common stock to fluctuate greatly, including in a materially adverse manner.

Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders.

Provisions in our second amended and restated certificate of incorporation, second amended and restated bylaws, the Delaware General Corporation Law and the terms of our stockholder rights plan and Credit

Facility could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our second amended and restated certificate of incorporation and second amended and restated bylaws contain the following provisions, among others, which may discourage or prevent another company from acquiring us:

•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	advance notification procedures for matters to be brought before stockholder meetings.

In addition, we are subject to provisions of the Delaware General Corporation Law that prohibit us from engaging in a business combination with any “interested stockholder.” These provisions generally mean that a stockholder who owns more than 15% of our voting stock cannot acquire us for a period of three years from the date that the stockholder became an “interested stockholder,” unless various conditions are met, such as approval of the transaction by our board of directors. In addition, the terms of our Credit Facility contain provisions that restrict our ability to merge or consolidate with a potential acquirer. Finally, we have a stockholder rights plan that limits the ability of a person to acquire 15% or more of our outstanding common stock without the prior approval of our board of directors, except that the beneficial ownership threshold applicable under the stockholder rights plan to Lloyd I. Miller III and his affiliates is 23.5%. Any of the foregoing could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer to acquire our common stock, which, under certain circumstances, could adversely affect the market price of our common stock.

We do not anticipate paying cash dividends to our common stockholders in the foreseeable future.

We intend to retain our earnings for use in our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Further, covenants contained in our Credit Facility restrict our ability to pay cash dividends on our shares of common stock and in some cases on our shares of our Series B Redeemable Preferred Stock.

SELLING STOCKHOLDERS

Pursuant to a registration rights agreement, dated as of November 14, 2005, we agreed to register certain securities owned by the selling stockholders and to indemnify the selling stockholders against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act. Under the registration rights agreement, we also agreed to pay the costs and fees of registering the shares of common stock (including the reimbursement of fees paid by the selling stockholders to counsel); however, the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares of common stock.

The following table identifies the selling stockholders, the number and percentage of shares of common stock beneficially owned by the selling stockholders as of March 31, 2006, the number of shares of common stock that the selling stockholders may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling stockholders after this offering, assuming they sell all of the shares that may be sold by them in this offering. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to the Offering			After the Offering
	Number of Shares			Number of Shares
	Beneficially	Percent of	Number of Shares	Beneficially	Percent of
Selling Stockholder	Owned	Class(1)	Being Offered	Owned(2)	Class(1)

Lloyd I. Miller, III and affiliates(3)(4)(5)	12,808,302	22.4%	10,680,275	2,128,027	4.2%
Bryant R. Riley and affiliates(6)(7)(8)	7,543,448	14.2%	2,570,270	4,973,178	9.8%
Bonanza Master Fund, Ltd. and affiliates(9)	6,205,405	11.4%	3,855,405	2,350,000	4.6%
Paul J. Solit and affiliates(10)(11)	5,140,693	9.2%	5,140,693	—	—
Richard Steiner and affiliates(12)	449,795	*	449,795	—	—
Philip H. Steiner and affiliates(13)	449,795	*	449,795	—	—
Bluegrass Growth Fund L.P.(14)	321,284	*	321,284	—	—

*	Less than one percent

(1)	Based on 50,657,302 shares of our common stock that were issued and outstanding as of March 31, 2006. Percentage ownership has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)	Assumes that the selling stockholders sell all of their shares of common stock covered by this prospectus.

(3)	Lloyd I. Miller, III, or Miller, is: (i) the investment advisor to the trustee of Trust A-4-Lloyd I. Miller and Trust C-Lloyd I. Miller; (ii) the manager of Milfam LLC, an Ohio limited liability company, which is the managing general partner of Milfam I L.P., a Georgia limited partnership, and Milfam II L.P., a Georgia limited Partnership; and (iii) the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller (“Alexandra UGMA”) and Lloyd I. Miller, IV (“Lloyd IV UGMA”).

(4)	As of March 31, 2006, Miller beneficially owned 12,808,302 shares of common stock, consisting of: (i) 2,739,842 shares owned of record by Trust A-4-Lloyd I. Miller; (ii) 250,000 shares owned of record by Trust C-Lloyd I. Miller; (iii) 709,343 shares owned of record by Milfam I L.P.; (iv) 5,191,712 shares owned of record by Milfam II L.P. (which includes warrants to purchase 487,805 shares of common stock and 2,000 shares of Series B Convertible Redeemable Preferred Stock convertible into 2,082,465 shares of common stock); (v) 30,000 shares owned by Alexandra UGMA; (vi) 32,000 shares owned by Lloyd IV UGMA; and (vii) 3,855,405 shares owned by Miller directly (which includes warrants to purchase 731,707 shares of common stock and 3,000 shares of Series B Convertible Redeemable Preferred Stock which is convertible into 3,123,698 shares of common stock). PNC Bank, N.A. is the trustee of both Trust A-4-Lloyd I. Miller and Trust C-Lloyd I. Miller and as such, PNC Bank, N.A. may be deemed to beneficially own the shares of common stock currently owned by

Trust A-4-Lloyd I. Miller and Trust C-Lloyd I. Miller and any shares that may be purchased by Trust A-4-Lloyd I. Miller and Trust C-Lloyd I. Miller upon the exercise of warrants held by them. PNC Bank, N.A. disclaims such beneficial ownership.

(5)	The number of shares being offered with respect to Miller and his affiliates is based on our commitment, under the Registration Rights Agreement, dated November 14, 2005, by and among us and the selling stockholders, to pursue registration of all of the unregistered shares of common stock beneficially owned by Miller. Of the shares of common stock beneficially owned by Miller, (i) 709,342 shares of common stock beneficially owned by Trust A-4-Lloyd I. Miller, (ii) 709,343 shares of common stock owned by Milfam I L.P., and (iii) 709,342 shares of common stock beneficially owned by Milfam II L.P. were registered for resale pursuant to a Registration Statement on Form S-3 (Reg. No. 333-119302). None of these shares of common stock are being offered for resale pursuant to this prospectus.

(6)	Bryant R. Riley, or Riley, is (i) the Chairman and CEO of B. Riley & Co., Inc., a member broker-dealer of the NASD, Inc.; (ii) manager of Riley Investment Management, LLC, which is the general partner of SACC Partners LP; and (iii) a trustee for B. Riley & Co. Retirement Trust.

(7)	As of March 31, 2006, Riley beneficially owned 7,543,448 shares of common stock, consisting of: (i) 6,974,112 shares beneficially owned by SACC Partners LP (which includes warrants to purchase 426,829 shares of common stock and 1,750 shares of Series B Convertible Redeemable Preferred Stock convertible into 1,822,157 shares of common stock); (ii) 351,284 shares beneficially owned by B. Riley & Co. Retirement Trust (which includes warrants to purchase 60,976 shares of common stock and 250 shares of Series B Convertible Redeemable Preferred Stock convertible into 260,308 shares of common stock); and (iii) 218,052 shares beneficially owned by B. Riley & Co., Inc. Tom Kelleher as (i) the President of B. Riley & Co., Inc.; (ii) manager of Riley Investment Management, LLC, which is the general partner of SACC Partners LP; and (iii) a trustee for B. Riley & Co. Retirement Trust may be deemed to share beneficial ownership of the shares of common stock beneficially owned or acquired by B. Riley & Co., Inc., SACC Partners LP and B. Riley & Co. Retirement Trust, respectively. Mr. Kelleher disclaims any such beneficial ownership.

(8)	The number of shares beneficially owned by Riley after the offering consist of 4,725,126 shares of common stock beneficially owned by SACC Partners LP; 218,052 shares of common stock owned by B. Riley & Co., Inc. and 30,000 shares of common stock beneficially owned by B. Riley & Co. Retirement Trust. Of the shares of common stock beneficially owned by Riley, (i) 1,875,191 shares of common stock owned by SACC Partners LP and (ii) 218,052 shares of common stock beneficially owned by B. Riley & Co., Inc. were registered for resale pursuant to a Registration Statement on Form S-3 (Reg. No. 333-119302). None of these shares of common stock are being offered for resale pursuant to this prospectus.

(9)	As of March 31, 2006, Bonanza Master Fund, Ltd. (“BMF”) beneficially owned 6,205,405 shares of common stock (which includes warrants to purchase 731,707 shares of common stock and 3,000 shares of Series B Convertible Redeemable Preferred Stock convertible into 3,123,698 shares of common stock). Bernay Box, as the President of Bonanza Fund Management, Inc., a Texas corporation, which is the general partner of Bonanza Capital, Ltd., a Texas limited partnership, which is the general partner of BMF, may be deemed to share beneficial ownership of shares of common stock beneficially owned by BMF or acquired by BMF. Mr. Box disclaims any such beneficial ownership.

(10)	Paul J. Solit, or Solit, is: (i) the Managing Member of Potomac Capital Management LLC, which is the general partner of Potomac Capital Partners LP (“PCPLP”); (ii) the President and sole owner of Potomac Capital Management Inc. (“PCMI”); and (iii) a Director of Potomac Capital International Ltd. (“PCIL”), an international business company formed under the laws of the British Virgin Islands. PCMI is the Investment Manager of (i) PCIL and (ii) Pleiades Investment Partners-R, LP (“Pleiades”), a private investment partnership formed under the laws of the State of Delaware.

(11)	As of March 31, 2006, Solit beneficially owned 5,140,693 shares of common stock, consisting of: (i) 2,238,705 shares beneficially owned by PCPLP (which includes warrants to purchase 424,878 shares of common stock and 1,742 shares of Series B Convertible Redeemable Preferred Stock convertible into 1,813,827 shares of common stock); (ii) 1,516,459 shares beneficially owned by Pleiades (which includes warrants to purchase 287,805 shares of common stock and 1,180 shares of Series B Convertible Redeemable Preferred Stock convertible into 1,228,654 shares of common stock); and (iii) 1,385,375 shares beneficially owned by PCIL (which includes warrants to purchase 262,927 shares of common stock and 1,078 shares of Series B Convertible Redeemable Preferred Stock convertible into 1,122,448 shares of common stock).

(12)	Richard Steiner is a general partner of Corky and Rick Steiner Family L.P. (the “CRSFLP”). As of March 31, 2006, Richard Steiner beneficially owned 449,795 shares of common stock, consisting of: (i) 192,769 shares beneficially owned by CRSFLP (which includes warrants to purchase 36,585 shares of common stock and 150 shares of Series B Convertible Redeemable Preferred Stock convertible into 156,184 shares of common stock); and (ii) 257,026 shares beneficially owned by Richard Steiner (which includes warrants to purchase 48,780 shares of common stock and 200 shares of Series B Convertible Redeemable Preferred Stock convertible into 208,246 shares of common stock).

(13)	Philip H. Steiner, also known as “Corky” Steiner, is a general partner of CRSFLP. As of March 31, 2006, Philip H. Steiner beneficially owned 449,795 shares of common stock, consisting of: (i) 192,769 shares beneficially owned by CRSFLP (which includes warrants to purchase 36,585 shares of common stock and 150 shares of Series B Convertible Redeemable Preferred Stock convertible into 156,184 shares of common stock); and (ii) 257,026 shares beneficially owned by Philip H. Steiner (which includes warrants to purchase 48,780 shares of common stock and 200 shares of Series B Convertible Redeemable Preferred Stock convertible into 208,246 shares of common stock).

(14)	Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of common stock and has no legal right to maintain such delegated authority.

PLAN OF DISTRIBUTION

Distribution by the Selling Stockholders

As used in this prospectus, “selling stockholders” include the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests. In all cases, the selling stockholders will act independently of us in making decisions with respect to the timing, manner, size and price of each sale. The selling stockholders may sell any of the securities being offered under this prospectus in any one or more of the following ways from time to time:

•	on the American Stock Exchange, on any other national securities exchange or market or in the over-the-counter market on which our common stock may be listed or quoted at the time of any such sale;

•	through underwriters or dealers;

•	through agents;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	as exchange distributions in accordance with the rules of the applicable exchange;

•	directly to purchasers, including institutional investors;

•	through ordinary brokerage transactions where the broker solicits purchasers;

•	to a broker-dealer, as principal, for resale by the broker-dealer for its account;

•	through privately negotiated transactions;

•	through remarketing firms;

•	through short sales;

•	through a combination of any of these methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, the selling stockholders may sell their common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144, or by any other legally available means. The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of the sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

Two of the selling stockholders, SACC Partners, LP and B. Riley & Co. Retirement Trust dated 1/1/99, are affiliates of B. Riley & Co., Inc., a broker-dealer. Based on representations made by such stockholders to us, we believe that such stockholders purchased the securities to be registered hereunder in the ordinary course of business, and that at the time of such purchase, such stockholders had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Underwriters or Dealers

Unless otherwise indicated in the applicable prospectus supplement, if underwriters or dealers are utilized in the sale, the securities will be acquired by the underwriters or dealers for their own account. The underwriters or dealers may sell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to several conditions set forth in an agreement between the selling stockholders and the underwriters. Unless otherwise indicated in the applicable prospectus supplement, the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued.

If the selling stockholders use dealers in the sale of securities, they will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Agents

The selling stockholders may designate agents who agree to use their reasonable efforts to solicit purchasers for the period of their appointment or to sell securities on a continuing basis.

Direct Sales

The selling stockholders may also sell securities directly to one or more purchasers without using underwriters or agents.

Remarketing Firms

The securities may be re-sold to the public following their redemption or repayment by one or more remarketing firms. Remarketing firms may act as principals for their own accounts or as agents for us.

Rights Offerings; Conversions

If we were to issue rights on a pro rata basis to our stockholders, we may be able to use this prospectus to offer and sell the securities underlying the rights. We may also be able to use the prospectus to offer and sell securities to be received upon conversion of any convertible securities we may issue or upon exercise of transferable warrants that may be issued by us or an affiliate.

General Information

Underwriters, dealers, agents and remarketing firms that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriter, dealer, agent or remarketing firm will be identified and the terms of the transaction, including their compensation, will be described in a prospectus supplement. We or the selling stockholders may have agreements with underwriters, dealers, agents or remarketing firms to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers, agents or remarketing firms, or their affiliates may be customers of, engage in transactions with or perform services for, us or our subsidiaries in the ordinary course of their business.

The selling stockholders may use agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

Hedging and Other Transactions

In addition to the manners of distribution described above, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the selling stockholders to close out its short positions;

•	sell common stock short itself and redeliver such shares to close out its short positions;

•	enter into option or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

A distribution of the common stock by the selling stockholders may also be effected through the issuance by the selling stockholders or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts, swaps and the writing of options.

Pledges; Certain Transfers and Donations

From time to time, the selling stockholders may pledge or grant a security interest in some or all of our common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholders also may transfer and donate our common stock owned by it in other circumstances. The number of shares of our common stock beneficially owned by the selling stockholders will decrease as and when the selling stockholders transfer or donate their shares of our common stock or default in performing obligations secured by its shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that each of the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

EXPERTS

The consolidated financial statements incorporated in the registration statement of which this prospectus is a part by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of any securities offered under this prospectus will be passed upon for us by our lawyers, Haynes and Boone, LLP. Counsel named in the prospectus supplement will issue opinions about the validity of the securities for any agents, dealers or underwriters.